EXHIBIT 12

STATEMENTS RE: COMPUTATION OF RATIOS

The following is a computation of Non-GAAP financial ratios:

	Years Ended December 31,
(dollars in thousands, except per share data)	2004	2003	2002	2001	2000
Net Interest Income	$74,628	$67,633	$59,594	$54,350	$51,236
Effect of Tax Benefit on Interest Income	2,862	2,603	1,469	427	182

Net Interest Income (TE)(1)	77,490	70,236	61,063	54,777	51,418

Noninterest Income	23,217	23,064	17,866	15,144	12,818
Effect of Tax Benefit on Noninterest Income	896	820	652	149	—

Noninterest Income (TE)(1)	24,113	23,884	18,518	15,293	12,818

Total Revenues (TE)(1)	$101,603	$94,120	$79,581	$70,070	$64,236

Total Noninterest Expense	$54,897	$50,629	$44,032	$41,711	$39,704
Less Intangible Amortization Expense	(885)	(781)	(243)	(3,151)	(3,267)

Tangible Operating Expense(2)	$54,012	$49,848	$43,789	$38,560	$36,437

Return on Average Equity	12.98%	13.05%	13.12%	10.83%	10.75%
Effect of Intangibles(2)	6.54	6.52	4.66	6.68	8.57

Return on Average Tangible Equity(2)	19.52%	19.57%	17.78%	17.51%	19.32%

Efficiency Ratio	56.1%	55.8%	56.8%	60.0%	62.0%
Effect of Tax Benefit Related to Tax Exempt Income	(2.1)	(2.0)	(1.5)	(0.5)	(0.2)

Efficiency Ratio (TE)(1)	54.0%	53.8%	55.3%	59.5%	61.8%
Effect of Amortization of Intangibles	(0.8)	(0.8)	(0.3)	(4.5)	(5.1)

Tangible Efficiency Ratio (TE)(1) (2)	53.2%	53.0%	55.0%	55.0%	56.7%

(1)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.

(2)	Tangible calculations eliminate the effect of goodwill and acquisition related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.